Exhibit 99.5

(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom")

Telkom SA Limited (TKG) submitted proposal to BCX

Telkom would like to correct a statement made by a Telkom spokeswoman in response to Business Connexion Group Limited"s ("BCX") announcement that it had decided to enter into discussions with potential bidders for BCX. Telkom confirms that it has submitted a proposal to BCX in relation to the acquisition of the entire issued share capital of BCX, subject to certain conditions.

Johannesburg

17 November 2005

Sponsor: UBS